

First Midwest Bancorp



Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.



First Midwest Bancorp

2003 & Beyond

Markets



First Midwest



◆ **Illinois (IL)**

Population: 12.7 Million- 5th Largest
Deposits: $283 Billion- 3rd Largest

◆ **Chicago MSA**

(Cook & 8 Surrounding Counties)

Population: 8.5 Million - 67% of IL; 2nd largest MSA
Deposits: $211 Billion - 75% of IL
Dep. Concent: 40.8% - #87 MSA

◆ **FMB Metro Chicago Footprint**

**(Lake, DuPage, Will and McHenry County
Cook not included)**

Population: 2.4 million
Deposits: $51 billion
Dep. Concent: 26.8%

Source: Branchsource CD and online info, June 2002 US Census



First Midwest

2002 Performance Highlights
Compared with 2001

	2002	% Change
Earnings Per Share	$1.86	14.1%
Net Income ('000)	$90,150	9.8%
Return On Assets	1.53%	7.0%
Nonperforming Assets	.53%	-13.0%
Efficiency Ratio	48.20%	-3.0%

**Every Measure A FMB Record
Every Measure Exceeds Peer**



First Midwest

2002 Performance In Context
1993-2002

		1997-2002
Earnings Per Share ($.75 to $1.86)	**11% CAGR**	**13% CAGR**
Net Income ($42,300,000 to $90,150,000)	**9% CAGR**	**10% CAGR**
Return on Assets (1.08 to 1.53%)	**41% Improvement**	
Nonperforming Asset Ratio (1.29 to .53%)	**59% Improvement**	
Efficiency Ratio (63.0 to 48.2%)	**23% Improvement**	



What Accounts For The Trend?

Six Significant Factors

I.   **Management Experience/Continuity**

II.   **Mission Based Business Approach driven by Dedicated Strategic Planning Discipline**

III.   **Mature Credit Control Culture**

IV.   **Operational Control Tied To Continuous Business Process Improvement**

V.   **Strength of Treasury Management**

VI.   **Comprehensive Sales Process**



I. Management Experience/Continuity

- Core Group to Early 80's
- Industry/FMB Incumbency
- Equity Participation
- Common Incentives
- Desire To Compete



II. Mission Based Approach & Dedicated Strategic Planning Discipline

- **Mission*** **(First Adopted in 1991)**
  - **Client Faced**
  - **Needs Driven**
  - **Value Based**

- **Strategic Planning** **(Started Pre-formation: 1982)**
  - **Ten-Year Strategic Retrospective**
  - **Five-Year Forward Vision: 2007**
  - **Annual Update Synchronization**
  - **Linchpinned to Unit, Department, and Individual Plans**

* For reference, Mission Statement attached at end of presentation



III. Mature Credit Control Culture

- **Dedicated Loan Operations Center**
- **Parallel Approval Process**
- **Independent Loan Review**
- **Experienced Workout Group**
- **Diversified Portfolio**
  - **FMB Originated**
  - **Industry Risk Spread**
  - **Borrower Risk Spread**



First Midwest

IV. Operational Control Tied To Continuous Business Process Improvement

- **Centralized Support**

  - **State of the Art Administrative Centers**

  - **Comprehensive Budget and Profitability Analysis Discipline**

  - **Mature Technology Applications**

- **Continuous Business Process Improvement**

  - **Aggressive Vendor Management**

  - **Focused Technology Integration**

  - **Electronic Process Mapping**

  - **Strategic Sourcing Analysis**



V. Strength of Treasury Management

- **Robust Simulation Process**
- **Extensive Scenario Building**
- **Comprehensive Sensitivity Analysis**
- **Balance Sheet Flexibility**
- **Experienced Portfolio Management**


VI. Comprehensive Sales Focus

- **Retail Client Group: Mass Market**

- **Business Client Group: Custom Market**

- **Focused On Enormous Market Potential**



First Midwest

Retail Client Group: Mass Market

- **Omega Based Sales Management System**
- **Dedicated Product and Affinity Group Management**
- **Robust Channel Support**
- **Comprehensive Customer Relationship Management Approach**
  - **Eight Channels**
  - **35 Million Client Touches**
    - **53% Electronic**
    - **.5% Personal Bankers**



Business Client Group: Custom Market

- **Focused Middle Market Group**
- **Dedicated Specialty Lending Groups**
- **State of the Art Cash Management Group**
- **Dedicated Product Management**
- **Integrated Fiduciary Sales Management**
- **Unique Customer Sales Planning Process**
  - **Top 20% of Clients**
  - **Needs Based Interdisciplinary Planning**


First Midwest

Focused On Enormous Market Potential

	FMB Metro Chicago Footprint	United States	% Difference
2002-2007 Population Growth	**11.8%**	**5.2%**	**225%**
Average HH Income	**$88,159**	**$58,330**	**151%**
% of Households with HH Income> $150,000	**8.6%**	**4.8%**	**179%**
Median Home Value	**$123,902**	**$93,807**	**132%**
% Households Owning Home	**76.4%**	**60.1%**	**127%**

Note: FMB Metro Chicago Footprint defined as DuPage, Lake, Will, McHenry County (does not include Cook county and outer FMB markets) Source: Branchsource Online; 2000 Census Data



First Midwest

These **Six Major Factors** Account For First Midwest's Consistent Performance Over the Past Ten Years



First Midwest

2003 & Beyond: The Opportunities

- **Within Our Client Base**
- **Within Our Immediate Market Footprint**



Retail: Existing Client Opportunities

	% Clients Using	% with FMB	% Unmet	FMB Balance Opportunity
Deposit Services	89%	51%	38%	$846 million
Loan Services	43%	2%	41%	$8.5 billion
ATM/Debit Cards	75%	26%	49%	$21 million/revenue

Sources: 2001 Primary Research: Client Share of Wallet and Internal MCIF research. Based on 164,000 households and average account balances



Retail **Market Potential** Within Three Miles of Our Branch Footprint

- **1 Million Households To The 164,000 Retail Relationships Today**
  - **16% share of households**
  - **836,000 prospects within our footprint**

- **Financial Services Consumed**
  - **$6 billion checking balances**
  - **$24 billion savings balances**
  - **$14 billion retail credit**
  - **$47 billion mortgage balances**
  - **$35 billion in income producing assets**

Source: Claritas I-express; three mile analysis of each branch. $35 billion in IPA potential based on 71,000 households with Income Producing Assets > $500,000


First Midwest

Commercial:
Existing Client Opportunities

	% Clients Using	% with FMB	% Unmet	FMB Balance Opportunity
Transaction Services	79%	70%	9%	$297 million
Credit Services	77%	71%	6%	$848 million
Cash Management	50%	25%	25%	$2.2 million revenue

Sources: 1998 Federal Reserve Board National Survey of Small Business Finances; tier 4 and 5; extracted from Raddon Financial Group 2002 Presentation and internal MCIF applied to 11,000 relationships



Commercial **Middle Market** Potential

- **30,000 businesses** with **sales over $1 million**

- **$8.7 billion** Deposit Balance Potential

- **$9.7 billion** Loan Balance Potential

- **$38 billion** in Trust Asset Potential

Sources: Market Defined as Lake, DuPage, Champaign, Grundy, Knox, Lake, McHenry, Scott, Vermilion, Rock Island (Cook-not included) Branchsource Online (Deposit and Loan Potential calculation 30,000 x % using x average balances). Market potential from I-express; 1998 Federal Reserve Board Survey extracted from 2000 Raddon Financial Group Presentation



First Midwest

Opportunity Is Huge

	Client Opportunity	Market Opportunity
Retail Deposits	$850 million	$30 billion
Retail Loans	$8.5 billion	$61 billion
Commercial Deposits	$297 million	$8.7 billion
Commercial Loans	$848 million	$9.7 billion
Trust Assets	$8.0 billion	$73 billion
Card Based Revenue	$21 million	$199 million

Source: Primary and secondary client research, average account balances, Branchsource online, US Census



In Conclusion

- We have carefully prepared ourselves for the competitive environment which we face

- There is enormous opportunity in both our client base and in the market place

- We have a comprehensive approach to retail and commercial markets

- Our confidence in our ability to execute in these markets is based upon our historical record of success





First Midwest

Addendum

First Midwest Mission Statement



First Midwest Mission Statement

We are in the business of helping clients achieve financial success throughout their economic life. We do by focusing on the broad range of their **financial needs** and delivering **quality services** that truly fulfill those needs.

We believe that only if each of us, those dealing directly with clients as well as those who support client contact people, assumes **personal responsibility** for the financial success of every client we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are **creating significant value** for them while at the same time creating value for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.


First Midwest

Selected Financial Information


First Midwest

First Midwest Bancorp, Inc.
Selected Financial Information
(Amounts in thousands, except per share data)

	2002					
	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD
Period-End Balance Sheet						
Total assets	$ 5,980,533	$ 5,980,533	$ 6,073,530	$ 5,910,959	$ 5,842,789	$ 5,667,919
Securities HTM - amortized cost	105,413	105,413	94,533	95,138	96,956	89,227
Securities HTM - fair market value	105,568	105,568	94,686	95,272	97,088	89,390
Securities AFS - fair market value	1,986,186	1,986,186	2,123,412	1,968,647	1,907,294	1,771,607
Mortgages held for sale	18,521	18,521	15,670	9,919	10,306	15,240
Loans:						
Commercial	989,226	989,226	1,002,121	985,223	936,068	914,469
Real estate - commercial	1,019,989	1,019,989	990,526	982,432	996,295	998,857
Real estate - construction	344,509	344,509	317,136	323,525	323,754	314,993
Real estate - 1-4 family	138,302	138,302	155,090	168,691	179,672	196,741
Direct consumer	504,048	504,048	513,902	503,219	496,964	495,941
Indirect consumer	410,772	410,772	419,618	429,391	440,989	451,305
Total loans	3,406,846	3,406,846	3,398,393	3,392,481	3,373,742	3,372,306
Other Assets:						
Other earning assets	11,745	11,745	5,036	4,610	9,344	4,334
Total earning assets	5,528,711	5,528,711	5,637,044	5,470,795	5,397,642	5,252,714
Corporate owned life insurance	141,362	141,362	139,902	138,287	136,819	135,280
Intangibles:						
Goodwill	16,397	16,397	16,397	16,397	16,397	16,397
Mortgage servicing rights	-	-	-	-	-	-
Other intangibles	-	-	373	755	1,138	1,313
Total intangibles	16,397	16,397	16,770	17,152	17,535	17,710
Deposits:						
Demand deposits	789,392	789,392	803,499	776,471	733,217	738,175
Interest bearing deposits	3,383,562	3,383,562	3,456,263	3,448,369	3,436,961	3,455,746
Total deposits	4,172,954	4,172,954	4,259,762	4,224,840	4,170,178	4,193,921
Fed funds purchased and repurchase agreements	662,408	662,408	663,846	770,351	849,370	701,851
Other borrowed funds	575,000	575,000	575,000	375,000	325,000	270,000
Common equity	$ 491,953	$ 491,953	$ 497,336	$ 477,162	$ 446,823	$ 447,267
Average Balance Sheet						
Total assets	$ 5,901,898	$ 5,997,371	$ 5,992,181	$ 5,850,117	$ 5,764,372	$ 5,749,389
Securities - HTM taxable	43,310	50,428	46,079	38,536	38,029	23,829
Securities - HTM tax-exempt	54,900	44,179	59,110	61,959	54,418	66,459
Securities - AFS taxable	1,463,643	1,502,245	1,513,220	1,433,349	1,404,135	1,391,278
Securities - AFS tax-exempt	476,946	489,370	471,999	472,538	473,761	478,361
Total loans	3,382,508	3,395,872	3,391,423	3,381,871	3,360,377	3,349,890
Other earning assets	19,465	23,075	26,607	15,646	12,330	19,621
Total earning assets	5,440,772	5,505,169	5,508,438	5,403,899	5,343,050	5,329,438
Deposits:						
Demand deposits	744,295	777,895	752,159	734,261	712,057	689,394
Savings	454,588	466,508	460,019	457,947	433,456	435,575



	2002					
	YTD/Dec. 31	**4th Quarter**	**3rd Quarter**	**2nd Quarter**	**1st Quarter**	**YTD/Dec. 31**
Income Statement						
Interest income	$ 329,664	$ 78,221	$ 83,259	$ 84,241	$ 83,943	$ 385,218
Interest expense	110,910	25,468	27,801	27,945	29,696	180,838
Net interest income	218,754	52,753	55,458	56,296	54,247	204,380
Loan loss provision	15,410	4,235	3,020	3,100	5,055	19,084
Service charges on deposit accounts	25,362	6,948	6,439	6,219	5,756	24,148
Trust revenue	10,309	2,507	2,543	2,551	2,708	10,445
Mortgage banking revenues	-	-	-	-	-	-
Corporate owned life insurance	6,728	1,460	1,831	1,739	1,698	8,190
Securities transactions	460	427	9	24	-	790
Other income	24,132	6,236	6,067	5,849	5,980	25,293
Total noninterest income	66,991	17,578	16,889	16,382	16,142	68,866
Salaries and benefits	80,626	19,833	21,017	20,217	19,559	76,780
Occupancy and equipment	22,067	5,462	5,638	5,570	5,397	21,997
Foreclosed property expense	1,638	466	409	588	175	300
Goodwill amortization	-	-	-	-	-	2,160
Other intangibles amortization	1,313	374	383	382	174	803
Other expenses	42,408	9,561	10,659	11,857	10,331	43,316
Total noninterest expense	148,052	35,696	38,106	38,614	35,636	145,356
Pre-tax earnings	122,283	30,400	31,221	30,964	29,698	108,806
Income taxes	32,133	7,934	8,542	8,030	7,627	26,668
Net income	$ 90,150	$ 22,466	$ 22,679	$ 22,934	$ 22,071	$ 82,138
Basic earnings per share [1]	$ 1.88	$ 0.47	$ 0.47	$ 0.47	$ 0.45	$ 1.64
Diluted earnings per share [1]	$ 1.86	$ 0.47	$ 0.47	$ 0.47	$ 0.45	$ 1.63
Weighted average shares outstanding [1]	48,074	47,425	47,839	48,403	48,647	50,057
Weighted average diluted shares outstanding [1]	48,415	47,714	48,146	48,774	49,047	50,401
Tax equivalent adjustment [2]	$ 14,014	$ 3,700	$ 3,244	$ 3,557	$ 3,513	$ 14,237
Net interest income (FTE) [2]	$ 232,768	$ 56,453	$ 58,702	$ 59,853	$ 57,760	$ 218,617
Stock and related per share data [1]:						
Book value	$ 10.42	$ 10.42	$ 10.44	$ 9.91	$ 9.21	$ 9.18
Tangible book value	10.07	10.07	10.09	9.55	8.85	8.82
Dividends declared per share	0.70	0.19	0.17	0.17	0.17	0.65
Market price - period high	32.16	28.79	30.13	32.16	29.81	29.81
Market price - period low	23.34	23.80	23.34	26.24	27.01	20.65
Closing price at period end	$ 26.71	$ 26.71	$ 26.86	$ 27.78	$ 29.04	$ 29.19
Closing price to book value	2.6	2.6	2.6	2.8	3.2	3.2
Period end shares outstanding	47,206	47,206	47,616	48,165	48,534	48,725
Period end treasury shares	9,721	9,721	9,311	8,762	8,393	8,202
Number of shares repurchased	1,866	417	564	457	428	2,604
Common dividends	$ 33,558	$ 8,981	$ 8,105	$ 8,201	$ 8,271	$ 32,416
Other Key Ratios/Data:						
Return on average equity [3]	18.82%	17.92%	18.46%	19.60%	19.39%	17.89%
Return on average assets [3]	1.53%	1.49%	1.50%	1.57%	1.55%	1.43%
Net interest margin [2]	4.28%	4.10%	4.26%	4.43%	4.32%	4.10%
Yield on average earning assets [2]	6.32%	5.95%	6.28%	6.50%	6.55%	7.50%



| | 2002 | | | | | |
	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD
Parent Company Data:						
Parent investment in subsidiaries - end of period	$ 461,973	$ 461,973	$ 465,101	$ 443,319	$ 408,395	$ 426,598
Risk-Based Capital Data:						
Tier 1 capital	$ 434,583	$ 434,583	$ 432,771	$ 432,716	$ 427,458	$ 423,983
Tier 2 capital	47,929	47,929	47,919	47,818	47,774	47,745
Total capital	482,512	482,512	480,690	480,534	475,232	471,728
Risk-adjusted assets	$ 4,374,501	$ 4,374,501	$ 4,389,506	$ 4,330,019	$ 4,302,405	$ 4,256,106
Tier 1 capital / risk-based assets	9.93%	9.93%	9.86%	9.99%	9.94%	9.96%
Total capital / risk-based assets	11.03%	11.03%	10.95%	11.10%	11.05%	11.08%
Leverage ratio	7.32%	7.32%	7.28%	7.44%	7.45%	7.43%
Tangible capital ratio	7.97%	7.97%	7.93%	7.80%	7.37%	7.60%
Loan Performance Data:						
Nonaccrual loans:						
Commercial	$ 4,227	$ 4,227	$ 5,079	$ 6,326	$ 8,529	$ 9,601
Real estate - commercial	4,096	4,096	1,566	2,140	2,170	1,737
Real estate - construction	1,000	1,000	564	552	1,568	1,903
Real estate - 1-4 family	1,399	1,399	1,292	1,212	1,583	2,077
Direct consumer	1,203	1,203	1,071	1,296	989	894
Indirect consumer	600	600	416	353	438	635
Total nonaccrual loans	12,525	12,525	9,988	11,879	15,277	16,847
Renegotiated / restructured loans	-	-	-	-	-	-
Nonperforming loans	12,525	12,525	9,988	11,879	15,277	16,847
Foreclosed real estate	5,496	5,496	2,972	4,582	4,289	3,630
Nonperforming assets	18,021	18,021	12,960	16,461	19,566	20,477
Loans past due 90 days + and still accruing	3,307	3,307	9,820	3,564	4,739	5,783
Reserve for loan losses (RLL):						
RLL	$ 47,929	$ 47,929	$ 47,919	$ 47,818	$ 47,774	$ 47,745
Loan loss provision	15,410	4,235	3,020	3,100	5,055	19,084
Net charge-offs by category:						
Commercial	5,889	1,992	948	1,525	1,424	4,360
Real estate - commercial	570	105	187	236	42	3,119
Real estate - construction	1,123	50	15	36	1,022	-
Real estate - 1-4 family	87	45	17	9	16	124
Consumer	7,557	2,033	1,752	1,250	2,522	8,829
Total net charge-offs	15,226	4,225	2,919	3,056	5,026	16,432
NPA ratios:						
Nonperforming loans / loans	0.37%	0.37%	0.29%	0.35%	0.45%	0.50%
Nonperforming assets / loans + foreclosed real estate . . .	0.53%	0.53%	0.38%	0.48%	0.58%	0.61%
Loan loss ratios:						
RLL / loans	1.41%	1.41%	1.41%	1.41%	1.42%	1.42%
RLL / nonperforming loans	382.67%	382.67%	479.77%	402.54%	312.72%	283.40%
Net charge-offs to average net loans	0.45%	0.49%	0.34%	0.36%	0.61%	0.49%

Footnotes:

(1) Share and per share data has been adjusted to reflect the five-for-four stock split paid in December 2001.